REDHAWK ACQUISITION I CORP.

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

January 22, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Brown

Re:	RedHawk Acquisition I Corp. Registration Statement on Form S-1 Filed December 6, 2024 File No. 333-283645

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of RedHawk Acquisition I Corp., a Nevada corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 11:00 A.M., Eastern Time, on January 24, 2025, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com). Thank you in advance for your assistance.

Very truly yours,

RedHawk Acquisition I Corp.

By:	/s/ Neil Reithinger
Name:	Neil Reithinger
Title:	President

cc:	Brian Higley, Esq., Business Legal Advisors, LLC